

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 15, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Federated Hermes ETF Trust, under the Exchange Act of 1934:

- Federated Hermes Short Duration Corporate ETF, shares of beneficial interest, no par value

- Federated Hermes Short Duration High Yield ETF, shares of beneficial interest, no par value

Sincerely,

An Intercontinental Exchange Company